Exhibit 99.1

Sinovac Biotech Holds Annual General Meeting

Thursday April 10, 8:00 am ET

BEIJING, April 10 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that its Annual General Meeting originally scheduled for March 25, 2008 was held two weeks later, on April 8, 2008.

During the April 8, 2008 Annual General Meeting, held at Sinovac's headquarters located at No. 39, Shangdi Xi Rd., Haidian District, Beijing, PRC, resolutions for the re-election of directors were passed, the Company's 2006 Annual Report was reviewed, and the appointment of Ernst & Young as Sinovac's registered public accountants was approved.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM)(H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

    For more information, please contact:
     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:   +86-10-8289-0088 x871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com
               jmccargo@theruthgroup.com